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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Cbeyond, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

149847105

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 149847105	13G	Page 2 of 8 Pages
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1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,074,327 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,074,327 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,327 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.71%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 149847105	13G	Page 3 of 8 Pages
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1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,102,193 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,102,193 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,193 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.81%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 149847105	13G	Page 4 of 8 Pages
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1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Madison Dearborn Special Equity III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 26,102 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 26,102 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,102 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 149847105	13G	Page 5 of 8 Pages
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1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Special Advisors Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,764 (See Item 4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,764 (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 149847105	13G	Page 6 of 8 Pages
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Item 1(a)	Name of Issuer:

Cbeyond, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

320 Interstate North Parkway, Suite 500
Atlanta, GA 30339

Item 2(a)	Name of Person Filing:

This Amendment No. 3 to Statement on Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”):

(1) Madison Dearborn Partners III, L.P. (“MDP III”);

(2) Madison Dearborn Capital Partners III, L.P. (“MDCP III”);

(3) Madison Dearborn Special Equity III, L.P. (“MDSE”);

(4) Special Advisors Fund I, LLC (“SAF”);

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was attached as Exhibit A to the Schedule 13G filed by the Reporting Persons on May 4, 2006, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

Item 2(c)	Citizenship:

MDCP III, MDP III and MDSE are limited partnerships organized under the laws of the State of Delaware. SAF is a limited liability company organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP No.:

149847105

Item 3	If this statement is filed pursuant §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

CUSIP No. 149847105	13G	Page 7 of 8 Pages
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Item 4	Ownership:

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

All ownership percentages of the securities reported herein are based upon 28,961,696 shares of Common Stock outstanding as of November 2, 2009, as disclosed in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 5, 2009, for the quarterly period ended September 30, 2009.

The ownership of each of the Reporting Persons is presented below:

MDCP III

	(a)	MDCP III is the direct owner of 1,074,327 shares of the Common Stock of the Issuer.

	(b)	Percent of class: 3.71%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 1,074,327

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 1,074,327

MDSE

	(d)	MDSE is the direct owner of 26,102 shares of the Common Stock of the Issuer.

	(e)	Percent of class: 0.09%

	(f)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 26,102

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 26,102

SAF

	(g)	SAF is the direct owner of 1,764 shares of the Common Stock of the Issuer.

	(h)	Percent of class: 0.01%

	(i)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 1,764

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 1,764

MDP III

	(a)	Amount beneficially owned: Dispositive and voting power of the 1,074,327, 26,102 and 1,764 shares of Common Stock of the Issuer held by MDCP III, MDSE and SAF, respectively, is shared with MDP III, who is the sole general partner of MDCP III and MDSE and the sole manager of SAF. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that have the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP III, MDSE and SAF. Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP III, MDSE and SAF.

	(b)	Percent of class: 3.81%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: -0-

		(ii)	shared power to vote or to direct the vote: 1,102,193

		(iii)	sole power to dispose or to direct the disposition of: -0-

		(iv)	shared power to dispose or to direct the disposition of: 1,102,193

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/S/ MARK B. TRESNOWSKI
Managing Director

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/S/ MARK B. TRESNOWSKI
Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P.
Its:	General Partner

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/S/ MARK B. TRESNOWSKI
Managing Director

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P.
Its:	Manager

By:	Madison Dearborn Partners, LLC
Its:	General Partner

By:	/S/ MARK B. TRESNOWSKI
Managing Director